UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: June 30, 2022

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Clarus Therapeutics Holdings, Inc.

Full Name of Registrant

N/A

Former Name if Applicable

555 Skokie Boulevard, Suite 340

Address of Principal Executive Office (Street and Number)

Northbrook, Illinois 60062

City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Clarus Therapeutics Holdings, Inc., or Clarus, is unable to file, without unreasonable effort or expense, its Quarterly Report on Form 10-Q for the period ended June 30, 2022, or the Q2 Form 10-Q, prior to the filing deadline. As a result of a workforce reduction that is being implemented, Clarus requires additional time to obtain, compile and review certain information necessary to complete the preparation of the Q2 Form 10-Q and review such Q2 Form 10-Q with its independent public accounting firm prior to filing. Clarus expects to file the Q2 Form 10-Q on or before the fifth calendar day extension provided under Rule 12b-25.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Richard Peterson	847	562-4300
	(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Clarus expects to report $4.1 million of net product revenue for the three months ended June 30, 2022, an increase of $1.3 million from $2.8 million for the three months ended June 30, 2021, and $8.1 million of net product revenue for the six months ended June 30, 2022, an increase of $3.0 million from $5.1 million for the six months ended June 30, 2021.

Clarus expects to report $1.2 million of cost of product sales for the three months ended June 30, 2022, an increase of $0.6 million from $0.6 million for the three months ended June 30, 2021, and $1.8 million of cost of product sales for the six months ended June 30, 2022, an increase of $0.9 million from $0.9 million for the six months ended June 30, 2021.

Clarus expects to report $6.7 million of sales and marketing expenses for the three months ended June 30, 2022, a decrease of $2.8 million from $9.5 million for the three months ended June 30, 2021, and $17.4 million of sales and marketing expenses for the six months ended June 30, 2022, a decrease of $0.1 million from $17.5 million for the six months ended June 30, 2021.

Clarus expects to report $5.6 million of general and administrative expenses for the three months ended June 30, 2022, an increase of $0.3 million from $5.3 million for the three months ended June 30, 2021, and $10.9 million of general and administrative expenses for the six months ended June 30, 2022, an increase of $2.0 million from $8.9 million for the six months ended June 30, 2021.

Clarus expects to report $1.2 million of research and development expenses for the three months ended June 30, 2022, an increase of $0.6 million from $0.6 million for the three months ended June 30, 2021, and $2.1 million of research and development expenses for the six months ended June 30, 2022, an increase of $0.3 million from $1.8 million for the six months ended June 30, 2021.

Clarus expects to report $42 thousand of other expense, net for the three months ended June 30, 2022, a decrease of $4.8 million from $4.9 million for the three months ended June 30, 2021, and $1.4 million of other expenses for the six months ended June 30, 2022, a decrease of $8.1 million from $9.5 million for the six months ended June 30, 2021.

Clarus is not able to provide a further estimate of results at this time as Clarus has not yet completed the reporting process and review relating to the Clarus’ financial statements.

The financial results presented above for the three and six months ended June 30, 2022 reflects a preliminary estimate of Clarus’ net product revenue, cost of product sales, sales and marketing expenses, general and administrative expenses, research and development expenses and other expense, net, and anticipated change for the corresponding prior period as of the date of the filing of the Form 12b-25. This estimate is subject to change upon the completion of the reporting process and review of the Clarus’ financial statements, and actual results may vary significantly from this estimate.

Cautionary Note on Forward-Looking Statements

Certain statements in this Form 12b-25 constitute “forward-looking statements” for purposes of the federal securities laws. The words “anticipate,” “believe,” “contemplate,” “continue,” “could,” “estimate,” “expect,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “will,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Clarus’ forward-looking statements in this Form 12b-25 include, but are not limited to, statements regarding its preliminary financial results for the three and six months ended June 30, 2022, among others. These forward-looking statements are based on current expectations and beliefs concerning future developments and their potential effects. There can be no assurance that future developments affecting Clarus will be those that it has anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond Clarus’ control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to, the completion of review of the financial statements, the risks associated with pharmaceutical development, risks associated with Clarus’ financial position, and those factors described under the heading “Risk Factors” in Clarus’ annual report on Form 10-K for the year ended December 31, 2021, filed with the Securities and Exchange Commission, or the SEC, on March 31, 2022, and those that are included in any of Clarus’ future filings with the SEC. Some of these risks and uncertainties may in the future be amplified by the COVID-19 pandemic and there may be additional risks that Clarus considers immaterial, or which are unknown. It is not possible to predict or identify all such risks. Clarus’ forward-looking statements only speak as of the date they are made, and Clarus does not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

Clarus Therapeutics Holdings, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 15, 2022
	By:	/s/ Richard Peterson
Richard Peterson
Chief Financial Officer